SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby announce to shareholders and the market in General that Eletrobras, through its subsidiaries, Furnas and Chesf, was the winner with minority participation, with private companies, of the 5th energy reserve auction of wind energy, held today, as per listing below:

Subsidiary	Enterprise	UF	Investment (R$)	Power (MW)	GF (MWm)	Total (MWh)	Sale price (R$/MWh)
Chesf	Baraúnas I	BA	103,950,000	29.700	12.400	2,138,904	115.80
	Acauã	BA	34,423,850	12.000	3.100	455,832	105.95
	Angical 2	BA	40,161,150	14.000	5.100	859,068	105.95
	Arapapá	BA	28,686,820	10.000	2.200	333,108	105.95
	Caititu 2	BA	40,161,150	14.000	5.100	894,132	105.95
	Caititu 3	BA	40,161,150	14.000	4.700	824,004	105.95
	Carcará	BA	28,686,580	10.000	4.600	806,472	105.95
	Corrupião 3	BA	40,161,150	14.000	4.200	736,344	105.95
	Teiú 2	BA	40,161,150	14.000	4.200	648,684	105.95
	Mussambê	BA	103,950,000	29.700	11.500	1,998,648	115.80
	Morro Branco I	BA	103,950,000	29.700	12.700	2,191,500	115.80
	Ventos de Santa Joana II	PI	102,940,000	30.000	14.800	2,507,076	109.99
	Ventos de Santa Joana IX	PI	102,940,000	30.000	15.800	2,314,224	109.96
	Ventos de Santa Joana VI	PI	102,940,000	30.000	15.100	2,647,332	109.99
	Ventos de Santa Joana VIII	PI	102,940,000	30.000	15.700	2,734,992	109.98
	Ventos de Santa Joana X	PI	102,940,000	30.000	16.000	2,384,352	109.96
	Ventos de Santa Joana XI	PI	102,940,000	30.000	16.000	2,472,012	109.96
	Ventos de Santa Joana XII	PI	102,940,000	30.000	16.900	2,682,396	109.96
	Ventos de Santa Joana XIII	PI	102,940,000	30.000	16.000	2,349,288	109.96
	Ventos de Santa Joana XIV	PI	102,940,000	30.000	14.900	2,577,204	109.99
	Ventos de Santa Joana XV	PI	102,940,000	30.000	16.200	2,629,800	109.96
	Ventos de Santa Joana XVI	PI	102,940,000	30.000	17.400	2,682,396	109.96
	Ventos de Santo Onofre I	PI	102,940,000	30.000	16.200	2,805,120	109.98
	Ventos de Santo Onofre II	PI	102,940,000	30.000	16.600	2,787,588	109.98
	Ventos de Santo Onofre III	PI	102,940,000	30.000	16.700	2,927,844	109.98
Furnas	Consórcio Grupo Baleia	CE	69,198,750	18.000	8.100	1,385,028	115.90
	Consórcio Grupo Baleia	CE	46,193,540	12.000	5.000	841,536	115.90
	Consórcio Grupo Baleia	CE	70,031,890	18.000	7.200	1,122,048	115.90
	Consórcio Grupo Baleia	CE	96,805,360	25.200	11.000	1,770,732	115.90
	Consórcio Grupo Baleia	CE	69,199,000	18.000	7.700	1,122,048	115.90
	Consórcio Grupo Baleia	CE	84,535,880	22.000	9.500	1,612,944	115.90
	Consórcio Grupo Punaú	RN	84,535,880	22.000	9.400	1,595,412	111.82
	Consórcio Grupo Punaú	RN	69,199,000	18.000	7.300	1,244,772	111.85
	Consórcio Grupo Punaú	RN	61,947,000	16.000	7.500	1,244,772	111.83
	Consórcio Grupo Punaú	RN	92,203,960	24.000	10.100	1,718,136	111.81
	Consórcio Grupo Punaú	RN	61,530,550	16.000	7.100	1,209,708	111.81
	Consórcio Grupo Punaú	RN	46,193,720	12.000	5.600	946,728	111.84
	Consórcio Grupo Punaú	RN	92,203,960	24.000	11.000	1,875,924	111.81

Rio de Janeiro, August 23, 2013

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.